
October 27, 2022

Justin M. Hall, Esq.
Chief Executive Officer
NovaBay Pharmaceuticals, Inc.
2000 Powell Street, Suite 1150
Emeryville, CA 94608

      Re: NovaBay Pharmaceuticals, Inc.
          Registration Statement on Form S-1
          Filed October 25, 2022
          File No. 333-268002

Dear Justin M. Hall:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Ada D. Sarmento at 202-551-3798 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences

cc: Abby E. Brown, Esq.